

Mainstem Malt

Published by Emily Hutto ⊘ ·
April 28 at 2:30 PM · ⊘

Our long-standing partnerships with brewers and distillers have made Mainstem what it is today, and give us all tremendous hope for the future. A big shout-out to Copperworks Distilling Company for building with us since 2017, investing in #mainstemforall, and sharing this thoughtful testimonial:

"Phil's company--Mainstem Malt, and my company--Copperworks Distilling, have been working together since Phil founded Mainstem. Phil is tenacious, creative, and is serving a market... **See More**

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